Exhibit 7.1

Other financial data	2014	2013	2012	2011	2010
Dividend payout ratio (1)	10.1%	—	—	—	—
Return on average total assets (2)	0.50%	(1.54%)	(0.84%)	(0.99%)	(0.58%)
Return on average ordinary shareholders' equity (3)	12.0%	(36.2%)	(22.3%)	(29.8%)	(17.8%)
Average owners' equity as a percentage of average total assets	4.2%	4.3%	3.8%	3.3%	3.3%
Risk asset ratio - Tier 1	15.4%	11.5%	14.9%	11.3%	10.7%
Risk asset ratio - Total	21.9%	16.6%	18.2%	14.2%	13.2%
Ratio of earnings to combined fixed charges and preference share dividends (4)
- including interest on deposits	2.32	(0.95)	0.05	(0.40)	0.21
- excluding interest on deposits	9.56	(21.61)	(9.02)	(15.64)	(7.87)
Ratio of earnings to fixed charges only (4)
- including interest on deposits	2.32	(0.95)	0.05	(0.40)	0.21
- excluding interest on deposits	9.56	(21.61)	(9.02)	(15.64)	(7.87)

Notes:
(1)	Dividend payout ratio represents dividends declared on a per share basis as a percentage of net profit attributable to ordinary shareholders on a per share basis.
(2)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(4)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)
The earnings for the years ended 31 December 2013, 2012, 2011 and 2010, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011 and 2010 were £3,229 million, £3,184 million, £2,980 million and £2,724 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011 and 2010 were £6,805 million, £3,299 million, £4,494 million and £2,332 million, respectively.